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BB 3/5

03013581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mony Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1740 Broadway
(No. and Street)

New York (City) | New York (State) | 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Looney 212-708-2438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) | NewYork (City) | New York (State) | 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING MAR 0 3 2003 WASH, D.C. 155 SECTION

PROCESSED MAR 1 8 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 7 2003

OATH OR AFFIRMATION

I, Timothy Looney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mony Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

TARA L. EIRICH
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES ~~NOV. 25, 2002~~ January 9, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

**Report of Independent Auditors on Internal Control Structure
Required By SEC Rule 17a-5**

To the Board of Directors and Stockholder of
MONY Securities Corporation:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MONY Securities Corporation and its Subsidiary (the "Company") for the year ended December 31, 2002, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2003

MONY Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition
As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of
MONY Securities Corporation

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of MONY Securities Corporation and its subsidiary (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2003

MONY Securities Corporation and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 4,588,576
Deposits with clearing organizations	70,123
Securities owned, at market, held at clearing broker	208,095
Commissions and other fees receivables, net of allowance for doubtful accounts of $87,716	2,343,530
Fixed assets, net of accumulated depreciation of $1,497,399	173,428
Taxes receivable	501,487
Other assets	204,846
Total assets	$ 8,090,085
Liabilities and stockholder's equity	
Liabilities	
Cash overdrafts	$ 87,307
Payable to customers	13,000
Securities sold, not yet purchased, at market	2,822
Commissions and other fees payable	1,830,449
Accounts payable and accrued liabilities	708,103
Total liabilities	2,641,681
Commitments (Note 5)	
Stockholder's equity	
Common stock - $1 par value, authorized 15,000 shares; issued and outstanding 7,550 shares	7,550
Additional paid-in capital	13,182,683
Accumulated deficit	(7,741,829)
Total stockholder's equity	5,448,404
Total liabilities and stockholder's equity	$ 8,090,085

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

MONY Securities Corporation (the "Company"), a wholly owned subsidiary of MONY Life Insurance Company ("MONY"), is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company transacts customer trades primarily in securities and mutual funds. All securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers. The Company also provides distribution and clearance for certain mutual funds affiliated with MONY through a special reserve account.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned Subsidiary, Trusted Securities Advisors Corp. ("TSA"). All material intercompany balances and transactions have been eliminated in consolidation.

This consolidated statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers investments in cash, demand deposits, commercial paper, money market funds and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2002, the majority of cash and cash equivalents include money market funds held at a major financial institution. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Cash of $13,000 has been segregated in a special reserve bank account of the benefit of customers under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned, held at clearing broker, and Securities Sold, Not Yet Purchased, at Market Value

Securities owned and securities sold, not yet purchased, are valued at market value with unrealized gains and losses reflected in current period revenues. Securities, which are recorded on a trade-date basis, are composed of U.S. equity securities and U.S. mutual funds. Under SFAS 140, securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. As all of the Firm's securities are deposited with a clearing broker, they have been classified accordingly.

Commissions and Other Fees Receivables and Payables

Commissions and other fees receivables and payables arise from the settlement of mutual fund transactions executed for customers of the Company. The receivables are generally collected within 30 days.

Included in commissions and other fees receivable are receivables from clearing broker which represent commissions and interest receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing.

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years.

Fair Value of Financial Instruments
The fair value of financial assets and liabilities other than securities owned (consisting primarily of receivables and payables relating to commissions) is considered to approximate their carrying value due to the short-term nature of the financial instruments.

Deposit with clearing organization
The Company has $20,123 on deposit with National Financial Services LLC. This deposit earns interest monthly based on the 13-week U.S. Treasury Bill rate.

Income Taxes
MONY and its subsidiaries, including the Company, file a consolidated federal income tax return. The tax sharing agreement provides that the consolidated federal income taxes be allocated to the Company based on its separate return calculation. Under the tax sharing agreement, the taxable income or loss of the Company and TSA are combined when calculating separate return tax payments and tax refunds. Intercompany tax balances will be settled annually in the first quarter.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable income or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

3. Payable to Customers

Amounts payable to customers represents monies received from customers for mutual fund purchases prior to settlement date.

4. Related-Party Transactions

During 2002, in addition to the capital contribution of $1,000,000 by MONY into the Company, the Company made a capital contribution of $1,500,000 to its Subsidiary.

5. Commitments and Contingent Liabilities

The Company has been named as defendant in a number of legal proceedings arising principally from its securities business. Some of these actions involve claims by plaintiffs for substantial amounts. While results of litigation cannot be predicted with certainty, in the opinion of management, based on discussion with counsel, the outcome of these matters will not result in a material adverse effect on the results of operations, cash flows, or financial condition of the Company. In December 2002 federal securities regulators (SEC) and self-regulatory organizations (NASD) directed all broker-dealers, including the Company, to evaluate their procedures with respect to mutual fund sales charge breakpoints. Management does not believe that the outcome of its evaluation, including any determination it may make with respect to sales charges paid by its customers, will have a material adverse effect on the Company's results of operation, cash flows, or financial position.

The Company entered into an agreement with MONY on November 15, 2002, whereby MONY has indemnified the Company from losses in excess of $50,000 arising out of legal or arbitration proceedings against the Company.

6. Income Taxes

At December 31, 2002, the Company has net operating loss carryforwards of approximately $3,023,000 for book income tax purposes. The separate components for the Company and TSA are $2,000 and $3,021,000, respectively. The income tax net operating loss carryforwards will expire beginning in the years ending December 2018. Based on available evidence, it is more likely than not that the deferred tax asset relating to the TSA net operating loss will not be realized. Accordingly a valuation allowance was established in the amount of $1,786,000. At December 31, 2002, the Company had a net deferred tax asset of $417,000 consisting primarily of the tax effect of net operating loss carryforwards and tax deductible goodwill.

The effective income tax rate differs from the federal statutory rate due to the valuation allowance established for net operating loss carryforwards, the effects of state and local taxes (see below), excludable dividends and non-deductibles for meals and entertainment. During 2002, approximately $3,451,000 of losses were carried back, resulting in an approximate $1,208,000 current benefit and deferred expense.

During 2002, the Company concluded that, based on available evidence, it is more likely than not that certain state and local deferred tax assets would not be realized; and, accordingly, approximately $204,000 was reversed. Additionally, adjustments to prior year accruals of approximately $229,000 increased the state and local expense.

7. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers, which are principally U.S. financial institutions. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the nonperforming party with its clearing broker. Under such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements the Company and its clearing broker, the clearing broker have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8. Regulatory Requirements

The Company and the Subsidiary are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that aggregate indebtedness shall not exceed 15 times net capital or $100,000 whichever is greater, as these terms are defined by the Rule. The Subsidiary will independently comply with the regulatory requirement. As of December 31, 2002, the Company's net capital was $3,193,732 which exceeded the net capital requirement of $131,864 by $3,061,868, and its net capital ratio was 0.62 to 1; while the Subsidiary's net capital was $896,991, which exceeded its net capital requirement of $50,000 by $846,991, and its net capital ratio was .74 to 1.

The consolidated financial statements of the Company include total assets of $1,809,192 and total liabilities of $660,896, relating to the Subsidiary.